SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO DOUBLE HAMBURG OPERATION WITH NEW BASE (NO. 80)

2 BASED AIRCRAFT, $200M INVESTMENT

 7 NEW ROUTES TO BRUSSELS, DUBLIN, GRAN CANARIA,
LONDON, MANCHESTER, MILAN & SOFIA

Ryanair, Europe's favourite airline, today (10 Feb) announced it will open a new base at Hamburg Airport (No.80), from 1st November, with 2 based aircraft (an investment of $200m) and 7 new routes to Brussels, Dublin, Gran Canaria, London Stansted, Manchester, Milan Bergamo and Sofia, as well as a new winter service to Palma, which will deliver 650,000 customers p.a. and support 480* "on-site" jobs, as Ryanair doubles at Hamburg Airport.

Ryanair's Hamburg winter 2016 will deliver:

●	2 based aircraft ($200m)

●	7 new routes to: Brussels (2 daily), Dublin (5 wkly), Gran Canaria (3 wkly), London (2 daily), Manchester (daily), Milan (daily) & Sofia (3wkly)

●	1 new winter service to Palma

●	14 total routes

●	88 weekly flights

●	650,000 customers p.a.

●	480* "on site" jobs p.a.

In Hamburg, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"We are pleased to announce a new base at Hamburg Airport from 1st November with 2 based aircraft and 7 new routes to Brussels, Dublin, Gran Canaria, London Stansted, Manchester, Milan Bergamo and Sofia, as well as a new winter service to Palma, which will deliver 650,000 customers p.a. and support 480 jobs, as we double our operation at Hamburg Airport and invest $200m.

Our Hamburg winter schedule includes services to Brussels (2 daily), Dublin (5 weekly), London (daily) and Milan (daily) making Ryanair the ideal choice for both business and leisure customers and we look forward to growing routes, traffic, jobs and tourism at both Hamburg and throughout Germany. Ryanair customers can look forward to further improvements in the coming months under our "Always Getting Better" programme including new cabin interiors, new uniforms and more low fare routes, as we continue to offer so much more than just the lowest fares.

To celebrate our new Hamburg base we are releasing seats on sale at prices from just €19.99 for travel in March, which must be booked by Monday (15 Jan). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Hamburg Airport's CEO Michael Eggenschwiler said:

"We are very pleased by Ryanair's decision to grow their Hamburg operations. This is a clear sign of commitment to the city and the metropolitan region. The variety in our route network continues to grow, providing business and private travellers alike with more choice. I am certain that Ryanair's new services will be well received. It is a good thing for our neighbours that Ryanair has such a state-of-the-art fleet, with an average aircraft age of just 5.5 years."

ENDS

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information
please contact:                   Robin Kiely                            Tim Howe Schröder
                                             Ryanair Ltd                            Ryanair Ltd
                                             Tel: +353-1-9451949           Tel: +353-1-9451717
                                             press@ryanair.com              schroedert@ryanair.com

Hamburg Winter 2016 Schedule

Alicante	3 x weekly
Barcelona	1 x daily
Brussels Zav NEW	2 x daily
Dublin NEW	5 x weekly
Gran Canaria NEW	3 x weekly
Lisbon	1 x daily
London Stansted NEW	2 x daily
Madrid	1 x daily
Malaga	3 x weekly
Manchester NEW	1 x daily
Milan Bergamo NEW	1 x daily
Palma	5 x weekly
Porto	3 x weekly
Sofia NEW	3 x weekly

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 February, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary